UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                       Kronos Advanced Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    50105X106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    John Lack
                               RS Properties I LLC
                                 40 Wall Street
                                   23rd Floor
                               New York, NY 10005
                                  212-349-3473
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 8, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_| .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50105X106


                                  SCHEDULE 13D

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             RS PROPERTIES I LLC
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                         (b) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             Not applicable
------------ -------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

------------------------- ---------- -------------------------------------------
       NUMBER OF              7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   0
        OWNED BY          ---------- -------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON           ---------- -------------------------------------------
          WITH                9      SOLE DISPOSITIVE POWER

                                     0
                          ---------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

------------ -------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          |X|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             OO
------------ -------------------------------------------------------------------

CUSIP No. 50105X106


Item 1.       Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.001 each ("Common Stock") of Kronos Advanced Technologies, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 494 Common Street, Suite 301, Belmont, MA 02478.

Item 2.       Identity and Background.

(a) This Statement is being filed by RS Properties I LLC (the "Reporting Person"). John Lack is the sole officer and manager of the Reporting Person.

(b) The address of the Reporting Person is 40 Wall Street, 26th floor, New York, New York, 10005.

(c) The Reporting Person is an independent investment fund making investments in, among other things, real estate and securities.

(d) and (e) The Reporting Person has not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.       Purpose of Transaction.

On August 8, 2007, the Reporting Person entered into a Note Assignment Agreement (the "Assignment Agreement") with Hilltop Holding Company, LP ("Hilltop"). Pursuant to the terms of the Assignment Agreement, the Reporting Person assigned
(a) the $6,480,000 Secured Convertible Promissory Note due June 19, 2010 (the "Note") made by the Issuer in favor of the Reporting Person, together with all of the Reporting Person's rights and obligations under (b) the Funding Agreement, dated June 19, 2010 (the "Funding Agreement"), by and among the Issuer, AirWorks Funding LLLP ("AirWorks"), Sands Brothers Venture Capital LLC ("Sands I"), Sands Brothers Venture Capital II LLC, ("Sands II"), Sands Brothers Venture Capital III LLC ("Sands III"), Sands Brothers Venture Capital IV LLC ("Sands IV"), Critical Capital Growth Fund, L.P. ("CCGF", and together with Sands I, Sands II, Sands III and Sands IV, the "Sands Entities") and the Reporting Person (AirWorks, Sands I, Sands II, Sands III, Sands IV, CCGF and the Reporting Person are collectively referred to herein as, the "Lenders"); (c) the Security Agreement, dated June 19, 2007 (the "Security Agreement"), by and among the Issuer, Kronos Air Technologies, Inc. (the "Subsidiary") and the Lenders;
(d) the Patent Security Agreement, dated June 19, 2007 (the "Patent Security Agreement"), by and among the Issuer, the Subsidiary and the Lenders; (e) the Voting and Support Agreement, dated June 19, 2007 (the "Voting Agreement"), by and among the Issuer and the Lenders; (f) the Registration Rights Agreement, dated June 19, 2007 (the "Registration Rights Agreement"), by and among the Issuer and the Lenders; (g) the Intercreditor Agreement, dated June 19, 2007 (the "Lenders Intercreditor Agreement"), by and among the Lenders; (h) the Intercreditor Agreement, dated June 19, 2007 (the "Existing Creditors Intercreditor Agreement"), by and among the Lenders and certain existing creditors of the Lenders; and (i) the letter agreement, dated June 19, 2007 (the "Letter Agreement"), by and between AirWorks and the Reporting Person. Each of the agreements, instruments and documents listed in clauses (a) through (i) above are collectively referred to herein as the "Transaction Documents"). The purchase price of the Note and the other Transaction Documents paid by Hilltop to the Reporting Person was $920,000.00,which amount represented the amount of the outstanding principal balance of the Note as of the date of the assignment.

CUSIP No. 50105X106


Item 5. Interest in Securities of the Issuer.

(a) As a result of the assignment of the Note and the other Transaction Documents, the Reporting Person does not beneficially own any shares of Common Stock.

(b) Not applicable.

(c) Except as set forth in Items 4, no transactions in the Common Stock were effected by the Reporting Person since the filing of the Schedule 13D by the Reporting Person on June 29, 2007.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Reference is made to the disclosure set forth in Item 4 above, which disclosure is incorporated by reference.

Item 7. Materials to be Filed as Exhibits.

    Exhibit No.       Description
    -----------       -----------
         1.           Note Assignment Agreement, dated August 8, 2007 between
                      the Reporting Person and Hilltop

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2007
                               RS PROPERTIES I LLC

                               By: /s/ John Lack
                                  -----------------------------
                               Name: John Lack
                               Title: Manager

                                                                       Exhibit 1
                            NOTE ASSIGNMENT AGREEMENT

      This Note Assignment Agreement (the "Agreement") is entered into as of August 8, 2007, by and between, RS PROPERTIES I LLC, a Delaware limited liability company (the "Assignor"), and HILLTOP HOLDING COMPANY, LP, a Delaware limited partnership (the "Assignee").

                                    RECITALS

      WHEREAS, the Assignor desires to sell, transfer and assign to the Assignee and Assignee desires to purchase and acquire from the Assignor (a) the $6,480,000 Secured Convertible Promissory Note due June 19, 2010 (the "Note") made by Kronos Advanced Technologies, Inc., a Nevada corporation (the "Borrower"), in favor of the Assignor, together with (b) the Funding Agreement, dated June 19, 2010 (the "Funding Agreement"), by and among the Borrower, AirWorks Funding LLLP, a Georgia limited liability limited partnership ("AirWorks"), Sands Brothers Venture Capital LLC, a New York limited liability company ("SBVC I"), Sands Brothers Venture Capital II LLC, a New York limited liability company ("SBVC II"), Sands Brothers Venture Capital III LLC, a New York limited liability company ("SBVC III"), Sands Brothers Venture Capital IV LLC, a New York limited liability company ("SBVC IV"), Critical Capital Growth Fund, L.P., a Delaware limited partnership ("CCGF", and together with SBVC I, SBVC II, SBVC III and SBVC IV, the "SBVC Entities") and the Assignor (AirWorks, SBVC I, SBVC II, SBVC III, SBVC IV, CCGF and the Assignor are individually referred to herein as, a "Lender" and collectively as, the "Lenders"); (c) the Security Agreement, dated June 19, 2007 (the "Security Agreement"), by and among the Borrower, Kronos Air Technologies, Inc., a Nevada corporation (the "Subsidiary") and the Lenders; (d) the Patent Security Agreement, dated June 19, 2007 (the "Patent Security Agreement"), by and among the Borrower, the Subsidiary and the Lenders; (e) the Voting and Support Agreement, dated June 19, 2007 (the "Voting Agreement"), by and among the Borrower and the Lenders; (f) the Registration Rights Agreement, dated June 19, 2007 (the "Registration Rights Agreement"), by and among the Borrower and the Lenders; (g) the Intercreditor Agreement, dated June 19, 2007 (the "Lenders Intercreditor Agreement"), by and among the Lenders; (h) the Intercreditor Agreement, dated June 19, 2007 (the "Existing Creditors Intercreditor Agreement"), by and among the Lenders and certain existing creditors of the Borrower identified therein as the Second Lien Creditors; and (i) the letter agreement, dated June 19, 2007 (the "Letter Agreement"), by and between AirWorks and the Assignor. Each of the agreements, instruments and documents listed in clauses (a) through (i) above are referred to herein as a "Transaction Document" and collectively, as the "Transaction Documents")

      NOW, THEREFORE, in consideration of the promises and mutual agreements contained herein the parties agree as follows:

      1. Assignment of Note and other Transaction Documents.

            (a) Assignment. Assignor hereby sells, transfers, conveys and assigns to the Assignee, and the Asignee hereby takes, accepts and assumes, all of the Assignor's rights, obligations and interest in, to and under the Note and each of the other Transaction Documents, together with the Assignor's rights, title and interest, if any, in any collateral granted or purported to be granted to Assignor to secure the obligations of the Company or the Subsidiary as and to the extent provided in any of the Transaction Documents.

            (b) Purchase Price. In consideration of the assignment of the Note and the Transaction Documents, Assignee shall pay to the Assignors the purchase price of Nine Hundred Twenty Thousand Dollars ($920,000.00), which amount represents the presently outstanding principal amount of the Note.

            (c) Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of the Assignee, on such date as the parties may mutually determine. The Closing may be conducted by mail, facsimile and delivery service.

      2. Representations and Warranties of the Assignor. The Assignor hereby warrants and represents to the Assignee, as follows:

            (a) The Assignor has all the requisite power and authority to execute, deliver and perform this Agreement. This Agreement constitutes the legal, valid and binding obligations of the Assignor and is enforceable against it in accordance with the terms hereof.

            (b) The Assignor owns beneficially and of record, the Note free and clear of all liens, claims and encumbrances. Upon delivery of and payment for the Note at Closing, as provided for in this Agreement, the Assignee will acquire good and valid title thereto.

            (c) The Assignor has delivered to the Assignee  complete and correct copies of each of the Transaction Documents. Each of the Transaction Documents is in full force and effect and enforceable against the Assignor and, to the knowledge of the Assignor, the other parties thereto in accordance with its respective terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally or is subject to the availability of equitable remedies. The Assignor has performed the obligations required to be performed by it to date and is not in material default, or alleged to be in material default, under any of the Transaction Documents.

      3. Representations and Warranties of the Assignee. The Assignee hereby represents and warrants to the Assignor, as follows:

            (a) The Assignee has all the requisite power and authority to execute, deliver and perform this Agreement. This Agreement constitutes the legal, valid and binding obligations of the Assignee and is enforceable against it in accordance with the terms hereof.

            (b) The Assignee hereby acknowledges that in connection with the assignment of the Transaction Documents, the Assignor has not made any representations to it, and is not relying on any representations to it, regarding the Borrower or the financial or business prospects of the Borrower.

            (c) The Assignee understands that an investment in the Note is extremely speculative with a high degree of risk of loss, and there are substantial restrictions on the transferability of such note.

            (d) The Assignee is able to (i) bear the economic risk of his investment, (ii) hold the Note, and (iii) can presently afford a loss of this investment.

            (e) The Assignee confirms that it is acquiring the Note for its own account and not with a view to distribution within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"). The Assignee hereby acknowledges and confirms that the Note has not been registered under the Securities Act or any state securities or "blue sky" laws and may not be sold, transferred or otherwise disposed of except in compliance with the provisions of the Securities Act and the rules and regulations promulgated thereunder and such state securities or "blue sky" laws.

            (f) The Assignee is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act.

      4. Acknowledgement and Consent. This Agreement is subject to the acknowledgement and consent of the Borrower, the Subsidiary, AirWorks and each of the SBVC Entities to the terms contemplated hereby. Such acknowledgements and consents are evidenced by respective signatures of the Borrower, the Subsidiary, AirWorks and each of the SBVC Entities in the respective spaces provided at the signature pages to this Agreement. To the extent any of the Transaction Documents prohibit the assignment thereof, by the execution of this Agreement, the Borrower, the Subsidiary, AirWorks, each of the SBVC Entities, the Assignor and the Assignee hereby agree that such Transaction Document is hereby amended to permit the assignment of such Transaction Document by the Assignor to the Assignee as contemplated hereby.

      5. Miscellaneous.

            (a) Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof. The representations, warranties, covenants and agreements set forth in this Agreement constitute all the representations, warranties, covenants and agreements of the parties hereto and upon which the parties have relied and except as may be specifically provided herein. No change, modification, amendment, addition or termination of this Agreement or any part thereof shall be valid unless it is in writing, and signed by or on behalf of the party to be charged therewith.

            (b) Notices. Any and all notices or other communications or deliveries required or permitted to be given or made pursuant to any of the provisions of this Agreement shall be deemed to have been duly given or made for all purposes if sent by Federal Express delivery or by certified or registered mail, return receipt requested and postage prepaid or hand delivered as follows:

        If to Assignor:

        RS Properties I LLC
        40 Wall Street
        23rd Floor
        New York, NY 10005
        Attention: John Lack

        If to Assignee:

        Hilltop Holding Company LP
        c/o SIAR Capital LLC
        660 Madison Avenue
        New York, NY 10021
        Attention:  Jack Silver
        Telephone:  (212) 542-8201
        Facsimile:  (212) 542-8212

            (c) Waiver. No waiver of the provisions hereof shall be effective unless in writing and signed by the party to be charged with such waiver. No waiver shall be deemed a continuing waiver or waiver in respect of any subsequent breach or default, either of a similar or different nature, unless expressly so stated in writing.

            (d) Governing Law. This Agreement shall be governed, interpreted and construed in accordance with the laws of the State of New York applicable to contracts to be performed entirely within that State. Any dispute in any way related to the subject matter of this Agreement shall be litigated exclusively within the State of New York and all parties hereto, consent to the jurisdiction of the State and/or United States Federal District Courts of New York. Should any clause, section or part of this Agreement be held or declared to be void or illegal for any reason, all other clauses, sections or parts of this Agreement which can be affected without such illegal clause, section or part shall nevertheless continue in full force and effect.

            (e) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns or heirs and personal representatives.

            (f) Captions. The headings, captions or titles of paragraphs under sections or subsections of this Agreement are for convenience and reference only and do not in any way modify, interpret or construe the intent of the parties or effect any of the provisions of this Agreement.

            (g) Counterparts. This Agreement may be executed by fax transmission and in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same Agreement.

                            [signature page follows]

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed on the date and year first above written.

                                           ASSIGNOR:

                                           RS PROPERTIES I LLC

                                           By:   /s/ John Lack
                                              ----------------------------------
                                           Name:     John Lack
                                           Title:    Manager

                                           ASSIGNEE:

                                           HILLTOP HOLDING COMPANY, L.P.

                                           By:    /s/Jack Silver
                                              ----------------------------------
                                           Name:  Jack Silver
                                           Title: General Partner

Acknowledged and consented to:

KRONOS ADVANCED TECHNOLOGIES, INC.

By:  /s/ Richard F. Tusing
   ----------------------------------
Name:    Richard F. Tusing
Title:   Chief Operating Officer

KRONOS AIR TECHNOLOGIES, INC.

By:  /s/ Richard F. Tusing
   ----------------------------------
Name:    Richard F. Tusing
Title:   Chief Operating Officer

AIRWORKS FUNDING LLLP

By:  /s/ Richard E. Perlman
   ----------------------------------
Name:    Richard E. Perlman
Title:   President

SANDS BROTHERS VENTURE CAPITAL LLC

By:  /s/ Scott Baily
   ----------------------------------
Name:    Scott Baily
Title:   COO

SANDS BROTHERS VENTURE CAPITAL II LLC

By:  /s/ Scott Baily
   ----------------------------------
Name:    Scott Baily
Title:   COO

SANDS BROTHERS VENTURE CAPITAL III LLC

By:  /s/ Scott Baily
   ----------------------------------
Name:    Scott Baily
Title:   COO

SANDS BROTHERS VENTURE CAPITAL IV LLC

By:  /s/ Scott Baily
   ----------------------------------
Name:    Scott Baily
Title:   COO

CRITICAL GROWTH FUND, L.P.
By:  Critical Capital, L.P., its General Partner
By:  Critical Capital Corporation, its General Partner

By:  /s/ Charles L. Robinson
   ----------------------------------
Name:    Charles L. Robinson
Title:   President

By:  /s/ Steven B. Sands
   ----------------------------------
Name:    Steven B. Sands
Title:   Chairman